
Information Regarding Fitch's
Designated Compliance Officer

Heather Merrigan is the Designated Compliance Officer of Fitch Ratings, Inc. Ms. Merrigan is employed full time by Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc.*

  - Head of Compliance, Americas (April 2019 – Present)
  - Assistant General Counsel (2000 – 2019)
  - Regional Compliance Manager, Americas (2003 – 2008)

- *Duff & Phelps Credit Rating Co.*, Chicago, IL (1998 – 2000)

- *Martin Leigh PC*, Kansas City, MO (1994 – 1998)

Education:

- *University of Kansas, B.A., magna cum laude*

- *University of Missouri – Kansas City, J.D., honors*

- *Loyola University Chicago, M.B.A, Finance and International Business, summa cum laude*